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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12B-25

                                               Commission File Number 0-14057



                          Notification of Late Filing


(Check one):   (X) Form 10-K       ( ) Form 11-K       ( ) Form 20-F
               ( ) Form 10-Q       ( ) Form N-SAR

For period ended:  May 31, 1995


( ) Transition Report on Form 10-K         ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F         ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the transition period ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                       PART I.  REGISTRANT INFORMATION


Full name of registrant:  Met-Coil Systems Corp.

Former name if applicable:


Address of principal executive office (Street and Number):

         5486 6th Street SW


City, State and Zip Code:  Cedar Rapids, IA  52404


                                    12b25-1





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                       PART II.  RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Negotiations with the Company's lenders with regards to its Loan Agreements are
progressing but are not as yet complete.  The outcome   of the discussions have
a significant impact on the Company's financial statements, presentation, and disclosure -- and are a condition precedent to the Company's Independent Auditors completing their examination and rendering their opinion.

                         PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Joseph H. Ceryanec                 319        363-6566
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             (Name)                      (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         (X) Yes      ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         ( ) Yes     (X) No





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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                         Met-Coil Systems Corporation
                 ------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  8/29/95                          By:   Joseph H. Ceryanec/s/
     -----------------------------          -----------------------------







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[LETTERHEAD]


(DATE)

OFICS Filer Support
SEC Operations Center
6432 General Green Way
Alexandria, Virginia  22312-2413

Re:  Met-Coil Systems Corporation
     Form 12b-25 - Filing Extension
     for 5/31/95

Dear Sir or Madam:

Pursuant to Rule 12b-25, enclosed for filing with the Securities and Exchange Commission on behalf of Met-Coil Systems Corp. is an executed Form
12b-25, Notification of Late Filing. A hard copy is being submitted in follow-up.

Should you have any questions regarding the foregoing matters, please contact the undersigned at 319-363-6566.

Very truly yours,






BY:  JOSEPH H. CERYANEC
     V.P. FINANCE & CEO




Enclosures

cc: